UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2026

David W. Mutryn
Chief Financial Officer
Maximus, Inc.
1600 Tysons Boulevard
McLean , Virginia 22102

Re: Maximus, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2025
Filed November 20, 2025
File No. 001-12997

Dear David W. Mutryn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2025

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP and Other Measures, page 45

1. Please begin the reconcilation of Adjusted EBITDA presented on page 46 with net income, the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(b) and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (C&DI's). Additionally, we note the presentation of Adjusted EBITDA margin. Please present the comparable measure computed on a GAAP basis pursuant to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI's.
2. We note that you believe providing measures that exclude the impact of amortization is useful to investors in evaluating your core operations and results; however, these measures include revenue from core operations generated in part by acquired assets. Please revise to clarify that although amortization of intangible assets acquired through acquisitions is being excluded from the non-GAAP measures, the revenue generated from these assets is still included in the measure.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 3: Business Segments, page 62</u>

3. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pusuant to ASC 280-10-50-30(f).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services